UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Playtika Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

72815L 107

(CUSIP Number)

Michael Lawhead

Nixon Peabody LLP

300 South Grand Avenue, Suite 4100

Los Angeles, CA 90071-3151

213-629-6018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72815L 107	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortune Bliss Ventures Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,733,480 shares of outstanding common stock as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 4, 2023.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sino Infinity Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,733,480 shares of outstanding common stock as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 4, 2023.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 4 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chua Hwa Por
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 365,733,480 shares of outstanding common stock as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the SEC on May 4, 2023.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 5 of 5 Pages

Explanatory Note

This Amendment No. 1 on Schedule 13D/A (this “Amendment No. 1”) supplements and amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 3, 2023 (“Schedule 13D”), relating to the Common Stock, par value $0.01 per share, of Playtika Holding Corp., a Delaware corporation (the “Issuer”). The Reporting Persons are filing this Amendment No. 1 to report that the Share Purchase Agreement, dated April 26, 2023, as amended on May 16, 2023, was terminated effective July 26, 2023. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

On July 26, 2023, Fortune and the Sellers entered into a Termination Agreement (the “Termination Agreement”), pursuant to which Fortune and the Sellers terminated the Share Purchase Agreement, dated April 26, 2023, as amended on May 16, 2023, among Fortune and the Sellers.

The description of the Termination Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as part of this Amendment No. 1 and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Termination Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Title

99.3	Termination Agreement, dated July 26, 2023, among Fortune Bliss Ventures Limited, 8th Wonder Corporation and Hotlink Investment Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2023	CHUA HWA POR

	By:	/s/ Chua Hwa Por
	Name:	Chua Hwa Por

FORTUNE BLISS VENTURES LIMITED

	By:	/s/ Wang Yu
	Name:	Wang Yu
	Title:	Sole Director

SINO INFINITY INVESTMENTS LTD.

	By:	/s/ Chua Hwa Por
	Name:	Chua Hwa Por
	Title:	Sole Director